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MAR 02 2020

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68401

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harbor View Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

822 A1A N, Suite 200, Ponte Vedra Beach, FL 32082

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carolyn Mathis (904) 834-4289

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ennis, Pellum & Associates, CPA's

(Name – *if individual, state last, first, middle name*)

5150 Belfort Road S Bldg 600	Jacksonville	FL	32256
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

HARBOR VIEW ADVISORS, LLC

REPORT PURSUANT TO RULE 17A-5
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2019

CONTENTS	Page

ENNIS PELLUM & ASSOCIATES, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Member of
Harbor View Advisors, LLC
Ponte Vedra Beach, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Harbor View Advisors, LLC (the "Company") as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital per Uniform Net Capital Rule 15c3-1 and the Statement on Exemption from the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the

5150 Belfort Road South, Building 600 • Jacksonville, Florida 32256

Telephone: 904.396.5965 • Facsimilie: 904.399.4094 • www.jaxcpa.com

Computation of Net Capital per Uniform Net Capital Rule 15c3-1 and the Statement on Exemption from the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ennis, Pellum & Associates, P.A.

We have served as the Company's auditor since 2011.

Jacksonville, Florida
February 20, 2020

Harbor View Advisors, LLC
Statement of Financial Condition
December 31, 2019

Assets	
Cash and cash equivalents	$ 1,619,737
Accounts receivable from customers	24,861
Prepaid expenses	144,686
Fixed assets, net (Note 3)	29,280
Total assets	$ 1,818,564
Liabilities & Member's Equity	
Accounts payable	$ 10,733
Accrued liabilities	70,945
Deferred revenue	10,000
Lease commitment (Note 5)	
Member's equity	1,726,886
Total liabilities & member's equity	$ 1,818,564

The accompanying notes are an integral part of these financial statements

Harbor View Advisors, LLC
Income Statement
December 31, 2019

Revenue	
Services	$ 5,443,552
Reimbursed expenses	103,364
Interest income	1,941
Total revenue	5,548,857
Expenses	
Advertising & promotion (Note 1)	113,580
Computer & internet expenses	149,242
Dues & subscriptions	6,436
Depreciation	37,440
Executive compensation	642,000
Insurance	12,203
Meals & entertainment	91,940
Other general & administrative	99,079
Professional fees	142,084
Regulatory expense	26,200
Rent (Note 5)	111,607
Salaries & related costs	2,537,230
Telephone	8,580
Travel	191,524
Interest expense	5,327
Total expenses	4,174,472
Net Income	$ 1,374,385

The accompanying notes are an integral part of these financial statements

Harbor View Advisors, LLC
Statement of Changes in Member's Equity
December 31, 2019

Member's Equity as of January 1, 2019	$ 452,501
Capital withdrawals	(100,000)
Capital contributions	-
Net income	1,374,385
Member's Equity as of December 31, 2019	$ 1,726,886

Harbor View Advisors, LLC
Statement of Cash Flows
December 31, 2019

Cash Flows From Operating Activities:	
Net income	$ 1,374,385
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	37,440
Changes in operating assets & liabilities:	
Accounts receivable from customers	61,222
Prepaid expenses	(116,775)
Accounts payable & accrued liabilities	61,990
Deferred lease payable	(1,282)
Deferred revenue	10,000
Net cash from operating activities	1,426,980
Cash Flows From Financing Activities:	
Capital withdrawls	(100,000)
Net cash used in financing activities	(100,000)
Net increase in Cash & Cash Equivalents	1,326,980
Cash at Beginning of Year	292,757
Cash at End of Year	$ 1,619,737

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Harbor View Advisors, LLC (the "Company") is a broker-dealer, formed in July 2009, and specializing in investment banking services. The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective October 8, 2010. The Company provides a range of advisory services for public and privately-held businesses at varying stages of development. The Company focuses on strategic consulting and advisory services in connection with mergers and acquisitions, fairness and solvency opinions, valuations, restructurings and corporate finance. In addition, the Company assists clients with their financing requirements, including the raising of both equity and debt capital.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Management believes that the accounts recorded are fully collectable and are therefore stated at net realizable value, at December 31, 2019. Accordingly, management has not recorded an allowance for doubtful accounts as of December 31, 2019.

Revenue Recognition

Revenue from contracts with customers includes advisory services income and transaction success fees. The recognition and measurement of revenue is based on the assessment of individual contract terms.

Revenue Recognition (continued)

Revenue for mergers and acquisitions (M&A) advisory services is generally recognized over time throughout the term of the engagement.

As additional consideration for the M&A advisory services noted above, the Company receives transaction success fees based on the completion of a transaction. Success fees generally are variable, often based on the transaction price. Revenue for transaction success fees are recognized only upon the completion of a transaction.

Revenue from the top three customers accounted for approximately 77% of total revenue for the year ended December 31, 2019. The following table presents the breakdown of M&A advisory services revenue:

The following table presents the breakdown of Services revenue:

	2019
Advisory Services	$ 695,310
Transaction Success Fees	4,748,242
Total Services Revenue from Contracts with Customers	**$ 5,443,552**

In May 2014, FASB issued ASU 2014-09, *Revenue from Contracts with Customers: Topic 606*, to supersede nearly all existing revenue recognition guidance under GAAP. The Company adopted the provisions of this guidance on January 1, 2019, and as part of the adoption performed an assessment of its revenue contracts. The Company has not identified any material changes to the timing or amount of its revenue recognition and the Company's accounting policies did not materially change as a result of applying the principles of revenue recognition from ASU 2014-09.

Advertising and Promotion

Advertising and promotion costs are charged to operations as incurred. For the year ended December 31, 2019, advertising and promotion expense totaled $113,580.

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are ultimately reflected in the tax return of the Company's sole member.

Income Taxes (continued)

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. The Company does not have any tax examinations in process.

Tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Interest and penalties related to uncertain tax positions, if any, are classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years for software, furniture and equipment and the shorter of the life of the asset or the expected term of the lease for leasehold improvements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth (one-eighth for the initial year and one-fifteenth thereafter) of "Aggregate Indebtedness", as defined. At December 31, 2019, the Company's "Net Capital" was $1,528,059 which exceeded the requirements by $1,521,945 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.05999 to 1.

NOTE 3. PROPERTY & EQUIPMENT

Property & equipment at December 31, 2019 consisted of:

Furniture & equipment	$ 160,761
Leasehold improvements	101,526
Software	4,004
	266,291
Less: accumulated depreciation	(237,011)
Total fixed assets, net	$ 29,280

Depreciation expense was $37,440 for the year ended December 31, 2019.

NOTE 4. RELATED PARTY TRANSACTIONS

The Officers of Harbor View Advisors, LLC obtained a 40% interest in Antisyn in 2014. Antisyn provides outsourced IT Services to Harbor View Advisors, LLC. For the year ending December 31, 2019, Harbor View Advisors, LLC made payment to Antisyn totaling $23,280 for services and $37,708 for equipment.

The Officers of Harbor View Advisors, LLC obtained 100% interest in Harbor View CFO Services in 2018. For the year ending December 31, 2019, Harbor View Advisors, LLC charged Harbor View CFO Services expenses totaling $50,356 for office expense sharing and reimbursement, which is included as reimbursed expenses in the income statement.

NOTE 5. LEASE COMMITMENT

The Company is obligated under a non-cancelable operating lease for its office facility in Ponte Vedra, Florida, expiring April 2022.

The approximate future minimum rentals under the lease for the years subsequent to December 31, 2019 are as follows:

2020	$ 112,660
2021	112,660
2022	37,553
	$ 262,873

Rent expense for the office facilities amounted to $111,607 for the year ended December 31, 2019.

NOTE 6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to, or disclosure in, its financial statements through February 20, 2020, the date the financial statements were available to be issued. No recordable or disclosable events occurred through this date.

SUPPLEMENTARY INFORMATION

Harbor View Advisors, LLC
Computation of Net Capital Per Uniform Net Capital Rule 15c3-1
December 31, 2019

Credits	
Member's equity	$ 1,726,886
Debits	
Accounts receivable from customers	24,861
Fixed assets, net	29,280
Prepaid expenses	144,686
Total debits	198,827
Net Capital	1,528,059
Minimum Net Capital Requirement - Greater of $5,000 or 6 2/3% of Aggregate Indebtedness of $91,678	6,112
Excess Net Capital	$ 1,521,947
Ratio of Aggregate Indebtedness to Net Capital	0.05999 to 1
Schedule of Aggregate Indebtedness	
Accounts payable, accrued liabilities & deferred revenue	$ 91,678

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

Harbor View Advisors, LLC
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2019

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(i) and (ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

HARBOR VIEW

February 20, 2020

Ennis, Pellum & Associates, CPAs
5150 Belfort Road, Building 600
Jacksonville, Florida 32256

We are providing this letter in connection with your review of Harbor View Advisors, LLC (the Company) Exemption Report, as required by the Securities Exchange Act of 1934 ("SEA") Rule 17a-5(d)(4), for the fiscal year ended December 31, 2019, the most recent fiscal year for the purpose of determining whether any material modifications should be made to management's assertions, referred to below, for them to be fairly stated, in all material respects, based on the conditions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of SEA Rule 15c3-3. We confirm, as of the date of this representation letter, the following representations made to you during your review of the Exemption Report:

1) We are responsible for the Company's compliance with the identified exemption provision throughout the most recent fiscal year;

2) The following are the Company's assertions:

    a) The Company claimed an exemption from SEA Rule 15c3-3 under the provision of paragraphs (k)(2)(i) and (k)(2)(ii);
    b) The Company met the identified exemption provisions in SEA Rule 15c3-3 (k) throughout the most recent fiscal year without exception.

   These assertions are our responsibility.

3) We have made available to you all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of this letter; and

4) Subsequent to December 31, 2019, there were no known events or other factors that might significantly affect the Company's compliance with the identified exemption provision.

Sincerely,

Carolyn Mathis, CEO, FINOP

Michelle McCullough, CFO

ENNIS
PELLUM
& ASSOCIATES, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Member of
Harbor View Advisors, LLC
Ponte Vedra Beach, Florida

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Harbor View Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) and §240.15c3-3(k)(2)(ii) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ennis, Pellum & Associates, P.A.

Jacksonville, Florida
February 20, 2020

OATH OR AFFIRMATION

I, Carolyn Mathis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harbor View Advisors, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI JEAN ADAMS
MY COMMISSION # GG 298798
EXPIRES: April 10, 2023
Bonded Thru Notary Public Underwriters

Signature

CEO

Title

Lori Jean Adams 2/28/20

Notary Public LORI JEAN ADAMS

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*